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  THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER
     TO SELL SHARES. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE DATED
           NOVEMBER 17, 1997, AND THE RELATED LETTER OF TRANSMITTAL.

                     NOTICE OF OFFER TO PURCHASE FOR CASH
               1,500,000 OF THE ISSUED AND OUTSTANDING SHARES OF

                       GT GLOBAL FLOATING RATE FUND, INC.

                          AT NET ASSET VALUE PER SHARE

GT Global Floating Rate Fund, Inc. (the "Fund") is offering to purchase 1,500,000 of its issued and outstanding shares ("Shares") at a price equal to its net asset value ("NAV"), less any applicable early withdrawal charge, as of the close of the New York Stock Exchange on the Expiration Date, December 16, 1997. The Offer will expire at 12:00 midnight, New York City time on that date, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated November 17, 1997 and the related Letter of Transmittal, which together constitute the "Offer". The Fund's NAV was $10.02 per Share as of November 10, 1997. The applicable early withdrawal charge will be deducted from the proceeds of Shares tendered. The purpose of the Offer is to provide liquidity to shareholders since the Fund is unaware of any secondary market which exists for the Shares. The Offer is not conditioned upon the tender of any minimum number of Shares.

If more than the number of Shares contemplated by this Offer are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered when the decision to make the Offer was made, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any additional Shares that may be tendered during the extended Offer period or (2) purchase the number of Shares sought on a pro rata basis.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight, New York city time, on December 16, 1997, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after January 7, 1998.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Requests for free copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to GT Global Investor Services, Inc. at the address and telephone number below. Shareholders who do not own Shares directly should effect a tender through their broker, dealer or nominee.

[LOGO]                                    GT GLOBAL FLOATING RATE FUND, INC.
GT GLOBAL                                 CALIFORNIA PLAZA
A MEMBER OF LIECHTENSTEIN GLOBAL TRUST    2121 NORTH CALIFORNIA BLVD., SUITE 450
A WORLD OF OPPORTUNITY                    WALNUT CREEK, CALIFORNIA 94596
                                          1-800-223-2138

                                                               November 17, 1997